EXHIBIT 99.1

Tommy G Klein appointed Senior Vice President SKF Group Business Development

Mr. Tommy G Klein has been appointed Senior Vice President, SKF Group Business Development. He will take up his position on March 14, 2005. He will also from the same date become a member of the SKF Group Management.

Tommy G Klein comes from ABB Inc. where he was Senior Vice President Sales and Marketing Robotics, Automotive and Manufacturing Industries North America. He has held a number of executive positions within ABB both in Europe and North America. Tommy G Klein has also previously worked for SKF as Vice President Marketing SKF Middle East and Africa.

Tommy G Klein is 57 years old and has a degree in Telecommunication and Electromechanical Engineering.

Goteborg, March 10, 2005

Aktiebolaget SKF (publ.)

For further information, please contact:
PRESS: Lars G Malmer, SKF Group Communication, tel. +46 (0)31 337 1541,
e-mail: Lars.G.Malmer@skf.com
IR: Marita Bjork, SKF Investor Relations, tel. +46 (0)31 337 1994,
e-mail: Marita.Bjork@skf.com